
Mail Stop 7010

July 31, 2008

Via U.S. mail and facsimile

Mr. Ben Wang
Chief Financial Officer
New Oriental Energy & Chemical Corp.
Xicheng Industrial Zone of Luoshan
Xinyang, Henan Province 464200
People's Republic of China

>   **RE: Form 10-KSB for the fiscal year ended March 31, 2008
>   File No. 001-33470**

Dear Mr. Wang:

        We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

                FORM 10-KSB FOR THE YEAR ENDED MARCH 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Business

Additional Information, page 10

2. Please disclose our new address, which is 100 F Street, N.E., Washington D.C. 20549.

Management's Discussion and Analysis or Plan of Operation

Results of Operation: Operating Expenses, page 19

3. We note from your disclosures on page 19 that the increase in general and administrative expenses were attributable to multiple factors. When there is more than one factor contributing to a change between periods, please also revise your MD&A to quantify the extent to which each factor contributed to the overall change in the general and administrative expenses line item.

4. Please disclose in greater detail the types of costs included in your selling and distribution expenses line item as well as in your general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

   • here and in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   • in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and distribution expenses.

Liquidity and Capital Resources, page 22

5. Please revise your discussion of cash flows from operating activities provide a more comprehensive analysis of items such as historical information regarding sources and uses of operating cash and the existence and timing of any reasonably likely operating cash requirements. Please refer to SEC Interpretive Release No. 33-8350 for additional guidance.

Risk Factors

We extend relatively long payment terms for accounts receivable…, page 27

6. We note your disclosure on page 27 that you believe your allowance for doubtful accounts is adequate as of March 31, 2007 and 2006. Please tell us and revise future filings to indicate if also believe your allowance for doubtful accounts is adequate as of March 31, 2008.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Changes in Internal Control Over Financial Reporting, page 33

7. Your disclosures on page 33 make reference to remediation measures taken with respect to your internal controls over financial reporting, however, there do not appear to be any remediation measures discussed anywhere else in your filing. To the extent that you took remediation measures regarding your internal controls over financial reporting during the year ended March 31, 2008, please amend your filing to disclose the measures taken and the reasons why these measures were deemed necessary. If the reference to remediation measures was inadvertently included but inapplicable, please revise future filings to remove the reference.

Consolidated Financial Statements

Statements of Income and Comprehensive Income, page F-3

8. It appears from your disclosures on page 19 that you have recognized a loss on the disposal of fixed assets outside of operating income during the year ended March 31, 2008. Please tell us the amount of the loss recognized on disposal of fixed assets during your most recent fiscal year end. Please also tell us how you considered paragraph 45 of SFAS 144 in determining the income statement classification of this loss.

Note 2 – Summary of Significant Accounting Policies

(v) Segments, page F-12

9. Please revise your filing here and in your MD&A beginning on page 20 to provide a reconciliation of your segment revenues, cost of goods sold, and gross profit results and to your consolidated revenues, cost of goods sold, and gross profit for each period presented. Refer to paragraph 32 of SFAS 131.

Note 3 – Notes Receivable, page F-15

10. We note that the gross balance of your notes receivable decreased $605,480 from March 31, 2007 to March 31, 2008. However, according to your cash flow statement on page F-5, total cash inflows from the collection of notes receivable amounted to $194,115. Please tell us the nature of the remaining $411,365 decrease to gross notes receivable and how you accounted for this decrease. Please consider providing us with a rollforward of the activity in this line item so that we may better understand your accounting.

Note 6 – Plant and Equipment, page F-17

11. It appears from your disclosures on page F-17 that your gross plant and equipment assets increased by $11,179,543 from March 31, 2007 to March 31, 2008. According to your cash flow statement on page F-5, your purchases of plant and equipment amounted to $607,252 for the year ended March 31, 2008 and you disposed of fixed assets for proceeds of $103,039 as well. You disclose on page F-17 that there were transfers of $422,577 from construction in progress to buildings during the year ended March 31, 2008. However, it appears that there may have been several other transfers as well in order for the balance of gross plant and equipment assets to have increased more than $11 million. Please supplementally provide us with separate rollforwards for both your gross plant and equipment assets and your construction in progress assets from April 1, 2006 to March 31, 2008 so that we may better understand your accounting. Please ensure that your rollforward includes a separate column for transfers between the two accounts. Please also consider whether any additional disclosure in the footnotes to the financial statements might be useful to readers in understanding these changes between periods. Also, if non-cash transactions took place, please include the additional information required by paragraph 32 of SFAS 95.

Exhibits 31.1 and 31.2

12. We note that you filed your Principal Executive Officer and Principal Financial
Officer certifications under Item 601(b)(31) of Regulation S-B. Please amend your
filing so that these certifications include the language of paragraph 4(b) of Item
601(b)(31) of Regulation S-B. Please also note that the identification of the certifying
individual at the beginning of the certification should be revised to exclude the
individual's title. Please refer to SEC Release 33-8760, which became effective
February 20, 2007. To the extent that you do not have to file an amendment in
response to any of our other comments included in this letter, you may file a Form
10-KSB/A that contains only the cover page, explanatory note, signature page and
paragraphs 1, 2, 4, and 5 of the Section 302 certification. Otherwise, please an
amended Form 10-KSB in its entirety. Please see Compliance and Disclosure
Interpretation 246.13, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
their filings;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of
the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief